Exhibit 99.1

Boqii Announces Fiscal 2026 First Half Unaudited Financial Results

SHANGHAI, January 5, 2026 (PR Newswire)—Boqii Holding Limited (“We,” “Boqii” or the “Company”) (NYSE American: BQ), a leading pet-focused platform in China, today announced its unaudited financial results for the first half of fiscal 2026 (i.e., the six months ended September 30, 2025).

Fiscal 2026 First Half Operational and Financial Highlights

●	Total revenues were RMB207.9 million (US$29.2 million), compared to RMB249.7 million in the first half of fiscal 2025.

●	Gross margin was 25.9%, representing an increase of 520 basis points from 20.7% for the first half of fiscal 2025.

●	Loss from operations was RMB16.9 million (US$2.4 million), representing a decrease of 37.4% from RMB27.0 million for the first half of fiscal 2025.

●	Net loss[1] was RMB7.4 million (US$1.0 million), representing a decrease of 75.1% from RMB29.6 million in the first half of fiscal 2025.

●	Diluted net loss per share was RMB3.78 (US$0.53), compared to diluted net loss per share of RMB0.28 for the first half of fiscal 2025.

•	EBITDA[2] was a loss of RMB5.6 million (US$0.8 million), representing a decrease of 77.6% from a loss of RMB 25.0 million in the first half of fiscal 2025.

●	Total GMV[3] was RMB376.4 million (US$52.9 million), compared to RMB538.2 million in the first half of fiscal 2025.

CEO & CFO Quote

Mr. Hao Liang, Boqii’s Founder, Chairman and Chief Executive Officer commented, “Amidst persistently challenging market conditions and weakened consumption sentiment during the first half of fiscal 2026, we believe we have actively executed our strategic initiatives, demonstrating strong resilience. We are pleased to report a significant enhancement in our gross margin, which has increased to 25.9%, a gain of 520 basis points from 20.7% for the first half of fiscal 2025. Furthermore, our focused strategy on private labels has yielded strong results, the number of SKUs for our private labels has increased from 3,546 in the first half of fiscal 2025 to 4,427 in the first half of fiscal 2026, and the gross margin of our private labels also recorded a substantial rise, reaching 44.5%, an increase of 1,130 basis points from 33.2% in the prior-year period. We believe these achievements provide a solid foundation for sustainable growth and reinforce our confidence in the path ahead for our company.”

Ms. Yingzhi (Lisa) Tang, Boqii’s Co-Founder, Co-CEO and CFO commented, “In addition to advancing our private label initiatives, we optimized our supply chain management capabilities in the first half of fiscal 2026 by utilizing more fulfillment centers to enhance order processing efficiency. These measures drove a 31.0% reduction in fulfillment expenses, which decreased as a percentage of revenue from 7.5% to 6.2% year-over-year. This improvement supported a significant expansion in our post-fulfillment gross margin, which increased from 13.3% to 19.7%. As a result of these efforts, the net loss was narrowed significantly to RMB 7.4 million, down 75.1% from RMB 29.6 million in the first half of fiscal 2025. We believe the steady improvement in our operational profitability validates our strategy and execution, and we remain committed to creating sustained value for both consumers and investors going forward.”

[1]	Net loss for the first half of fiscal 2026 excluded Nanjing Xingmu Biotechnology Co., Ltd. (“Nanjing Xingmu”), as the Company disposed the entity effective April 1, 2025 (as described below). Net loss for the first half of fiscal 2025 included Nanjing Xingmu’s net loss of RMB1.9 million.
[2]	EBITDA refers to net income/(loss) excluding income tax expenses, interest expense, interest income, depreciation and amortization expenses. EBITDA is a Non-GAAP financial measurement. See the section titled “Non-GAAP Financial Measures” for more information about EBITDA.
[3]	GMV refers to gross merchandise volume, which is the total value of confirmed orders placed with us and sold through distribution model or drop shipping model where we act as a principal in the transaction regardless of whether the products are delivered or returned, calculated based on the listed prices of the ordered products without taking into consideration any discounts. The total GMV amount (i) excludes products sold through consignment model and (ii) excludes the value of services offered by us. GMV is subject to future adjustments (such as refunds) and represents only one measure of the Company’s performance and should not be relied on as an indicator of our financial results, which depend on a variety of factors.

Fiscal 2026 First Half Financial Results

Total revenues were RMB207.9 million (US$29.2 million), compared to RMB249.7 million for the first half of fiscal 2025. The decrease was a result of our business strategy to focus more on increasing profitability instead of volume of sales.

	Six Months Ended September 30,
Revenues	2025	2024	Change
(in millions, except for percentages)	RMB	RMB	%
Product sales	187.8	232.7	(19.3)
● Boqii Mall	99.6	112.5	(11.5)
● Third party e-commerce platforms	88.2	120.2	(26.6)
Online marketing and information services and other revenue	20.1	17.0	18.2
Total	207.9	249.7	(16.7)

Gross profit was RMB53.8 million (US$7.6 million), representing an increase of 4.0% from RMB51.7 million for the first half of fiscal 2025.

Gross margin was 25.9%, representing an increase of 520 basis points from 20.7% for the first half of fiscal 2025.

Operating expenses were RMB71.2 million (US$10.0 million), representing a decrease of 10.2% from RMB79.3 million for the first half of fiscal 2025.

●	Fulfillment expenses were RMB12.9 million (US$1.8 million), representing a decrease of 31.0% from RMB18.6 million for the first half of fiscal 2025, which was primarily due to the decrease in shipping and warehousing expenses, resulting from more utilization of fulfillment centers. Fulfillment expenses as a percentage of total revenues were 6.2%, down from 7.5% for the first half of fiscal 2025.

●	Sales and marketing expenses were RMB39.2 million (US$5.5 million), compared to RMB35.8 million for the first half of fiscal 2025. The increase was primarily due to (i) the increase in advertising expenses of RMB9.0 million attributable to the expansion of promotional activities on third-party e-commerce platforms, such as Pinduoduo and Douyin, (ii) the decrease in third party e-commerce platforms commissions of RMB0.3 million as a result of decline in revenues, and (iii) the decrease in staff costs of RMB4.7 million related to the employee layoffs.

●	General and administrative expenses were RMB19.1 million (US$2.7 million), representing a decrease of 23.2% from RMB24.9 million for the first half of fiscal 2025. The decrease was primarily due to (i) the decrease in staff costs of RMB3.7 million related to the employee layoffs and (ii) the decrease in office rental expenses totaling RMB 1.4 million.

Loss from operations was RMB16.9 million (US$2.4 million), representing a decrease of 37.4% from RMB27.0 million for the first half of fiscal 2025.

Net loss was RMB7.4 million (US$1.0 million), representing a decrease of 75.1% from RMB29.6 million in the first half of fiscal 2025.

EBITDA was a loss of RMB5.6 million (US$0.8 million), representing a decrease of 77.6% from a loss of RMB 25.0 million in the first half of fiscal 2025. See the section titled “Non-GAAP Financial Measures” for more information about EBITDA.

Diluted net loss per share was RMB3.78 (US$0.53), compared to diluted net loss per share of RMB0.28 for the first half of fiscal 2025.

Total cash and cash equivalents and short-term investments were RMB30.5 million (US$4.3 million) as of September 30, 2025, compared to RMB38.7 million as of March 31, 2025.

In December 2025, Guangcheng (Shanghai) Information Technology Co., Ltd. (“Shanghai Guangcheng”), a variable interest entity (“VIE”) of the Company, and two buyers of Nanjing Xingmu entered into an agreement confirming that Shanghai Guangcheng ceased involvement in Nanjing Xingmu’s business operations as a shareholder as of April 1, 2025, while the legal transfer of equity interest is expected at a later date. Accordingly, the assets, liabilities, and results of operations of Nanjing Xingmu are excluded from the Company’s unaudited financial results for the six months ended September 30, 2025. As of September 30, 2025, the Company had not entered into a binding agreement determining the final consideration and recognized the “Disposal consideration receivable” of RMB 41.9 million.

Subsequent Events

Repurchase Agreement

On December 4, 2025, Shanghai Guangcheng entered into an equity interest repurchase agreement (the “Repurchase Agreement”) with Nanjing Xingmu, two founders of Nanjing Xingmu, and certain other parties. Under the Repurchase Agreement, the two founders of Nanjing Xingmu agreed to repurchase the 14.5% equity interest in Nanjing Xingmu currently held by Shanghai Guangcheng for an aggregate cash consideration of RMB 12.5 million, with the final installment expected by February 28, 2026. Upon the final payment, this transaction is expected to provide additional cash of RMB 12.5 million to the Company.

In addition, Shanghai Guangcheng and the two founders of Nanjing Xingmu also entered into an agreement confirming that Shanghai Guangcheng ceased involvement in Nanjing Xingmu’s business operations as a shareholder as of April 1, 2025, while the legal transfer of equity interest is expected at a later date. Accordingly, the assets, liabilities, and results of operations of Nanjing Xingmu are excluded from the Company’s unaudited financial results for the six months ended September 30, 2025.

Refund of Customer Advance Payment

On October 1, 2025, the Company refunded a customer advance payment of RMB 3.0 million originally received for the first half of fiscal 2026. This event had no impact on the Company’s financial results as of September 30, 2025.

About Boqii Holding Limited

Boqii Holding Limited (NYSE American: BQ) is a leading pet-focused platform in China. The Company is the leading online destination for pet products and supplies in China with its broad selection of high-quality products including global leading brands, local emerging brands, and its own private label, Yoken, Mocare and D-cat, offered at competitive prices. The Company’s online sales platforms, including Boqii Mall and its flagship stores on third-party e-commerce platforms, provide customers with convenient access to a wide selection of high-quality pet products and an engaging and personalized shopping experience. The Company’s Boqii Community provides an informative and interactive content platform for users to share their knowledge and love for pets.

Forward Looking Statements

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Further information regarding such risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date hereof, and the Company does not undertake any duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

The Company uses non-GAAP financial measures, namely non-GAAP net income/(loss), non-GAAP net loss margin, EBITDA and EBITDA margin, in evaluating its operating results and for financial and operational decision-making purposes. The Company defines (i) non-GAAP net income/(loss) as net income/(loss) excluding fair value change of derivative liabilities and share-based compensation expenses, (ii) non-GAAP net loss margin as non-GAAP net loss as a percentage of total revenues, (iii) EBITDA as net income/(loss) excluding income tax expenses, interest expenses, interest income, depreciation and amortization, and (iv) EBITDA margin as EBITDA as a percentage of total revenues. The Company believes non-GAAP net income/(loss), non-GAAP net loss margin, EBITDA and EBITDA margin enhance investors’ overall understanding of its financial performance and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

The non-GAAP financial measures have limitations as analytical tools. The Company’s non-GAAP financial measures do not reflect all items of income and expense that affect the Company’s operations or not represent the residual cash flow available for discretionary expenditures. These non-GAAP financial measures may not be calculated in the same manner by all companies, and they may not be comparable to other similarly titled measures used by other companies. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company’s performance. For reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the section of accompanying tables titled “Reconciliation of GAAP and Non-GAAP Results.” The Company encourages investors and others to review its financial information in its entirety and not rely on any single financial measure.

Exchange Rate

This press release contains translations of certain RMB amounts into U.S. dollars (“USD,”or “US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB7.1190 US$1.00, the exchange rate on September 30, 2025 as set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred to could be converted into USD or RMB, as the case may be, at any particular rate or at all.

For investor inquiries, please contact:

Boqii Holding Limited

Investor Relations

Tel: +86-21-6882-6051

Email: ir@boqii.com

BOQII HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of March 31, 2025	As of September 30, 2025	As of September 30, 2025
	RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents	38,659	30,459	4,279
Short-term investments	4,000	-	-
Accounts receivable, net	29,318	13,725	1,928
Inventories, net	40,076	31,725	4,456
Prepayments and other current assets	90,465	87,172	12,245
Amounts due from related parties	19,804	19,615	2,755
Disposal consideration receivable	-	41,918	5,888
Total current assets	222,322	224,614	31,551
Non-current assets:
Property and equipment, net	4,249	1,825	256
Intangible assets	14,671	113	16
Operating lease right-of-use assets	3,084	3,766	529
Long-term investments	64,986	65,187	9,157
Amounts due from related parties, non-current	4,935	4,945	695
Other non-current asset	1,919	1,665	234
Total non-current assets	93,844	77,501	10,887
Total assets	316,166	302,115	42,438
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
Current liabilities
Short-term borrowings	9,063	16,000	2,248
Accounts payable	19,558	19,625	2,757
Salary and welfare payable	1,908	1,096	154
Accrued liabilities and other current liabilities	11,856	40,432	5,679
Contract liabilities	1,768	910	128
Operating lease liabilities, current	1,714	868	122
Derivative liabilities	5	-	-
Total current liabilities	45,872	78,931	11,088
Non-current liabilities
Deferred tax liabilities	2,433	-	-
Operating lease liabilities, non-current	851	2,455	345
Other debts, non-current	38,635	200	28
Total non-current liabilities	41,919	2,655	373
Total liabilities	87,791	81,586	11,461

Mezzanine equity
Redeemable non-controlling interests	8,804	9,261	1,301
Total mezzanine equity	8,804	9,261	1,301
Stockholders’ equity:
Class A ordinary shares	3,114	3,114	437
Class B ordinary shares	82	82	12
Class C ordinary shares	-	571	80
Additional paid-in capital	3,342,121	3,342,126	469,466
Statutory reserves	3,876	3,876	544
Accumulated other comprehensive loss	(37,769)	(38,268)	(5,375)
Accumulated deficit	(3,115,371)	(3,126,676)	(439,202)
Receivable for issuance of ordinary shares	(6,248)	(6,819)	(958)
Total Boqii Holding Limited shareholders’ equity	189,805	178,006	25,004
Non-controlling interests	29,766	33,262	4,672
Total shareholders’ equity	219,571	211,268	29,676
Total liabilities, mezzanine equity and shareholders’ equity	316,166	302,115	42,438

Note: All translations from RMB to USD were made at the rate of RMB7.1190 US$1.00, the noon buying rate in effect on September 30, 2025 in the H.10 statistical release of the Federal Reserve Board.

BOQII HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Six Months Ended September 30,
	2024	2025	2025
	RMB	RMB	US$

Net revenues:
Product sales	232,713	187,814	26,382
Online marketing and information services and other revenue	16,942	20,129	2,828
Total revenues	249,655	207,943	29,210
Total cost of revenue	(197,961)	(154,168)	(21,656)
Gross profit	51,694	53,775	7,554
Operating expenses:
Fulfillment expenses	(18,614)	(12,851)	(1,805)
Sales and marketing expenses	(35,726)	(39,201)	(5,507)
General and administrative expenses	(24,919)	(19,144)	(2,689)
Other income, net	523	494	69
Loss from operations	(27,042)	(16,927)	(2,378)
Interest income	730	170	24
Interest expense	(3,163)	(142)	(20)
Other gain/(losses), net	(447)	10,413	1,463
Fair value change of derivative liabilities	-	5	1
Loss before income tax expenses and share of results of equity investees	(29,922)	(6,481)	(910)
Income taxes expenses	445	(1,201)	(169)
Share of results of equity investees	(100)	330	46
Net loss	(29,577)	(7,352)	(1,033)
Less: Net gain/(loss) attributable to the non-controlling interest shareholders	(2,251)	3,496	491
Net loss attributable to Boqii Holding Limited	(27,326)	(10,848)	(1,524)
Accretion on redeemable non-controlling interests to redemption value	(410)	(457)	(64)
Net loss attributable to Boqii Holding Limited’s ordinary shareholders	(27,736)	(11,305)	(1,588)

Net loss	(29,577)	(7,352)	(1,033)
Other comprehensive loss:
Foreign currency translation adjustment, net of nil tax	(952)	(499)	(70)
Total comprehensive loss	(30,529)	(7,851)	(1,103)
Less: Total comprehensive gain/(loss) attributable to non-controlling interest shareholders	(2,251)	3,496	491
Total comprehensive loss attributable to Boqii Holding Limited	(28,278)	(11,347)	(1,594)

Net loss attributable to Boqii Holding Limited’s ordinary shareholders
— basic	(0.28)	(3.78)	(0.53)
— diluted	(0.28)	(3.78)	(0.53)
Weighted average number of ordinary shares
— basic	100,637,760	2,994,368	2,994,368
— diluted	100,637,760	2,994,368	2,994,368

Note: All translations from RMB to USD were made at the rate of RMB7.1190 US$1.00, the noon buying rate in effect on September 30, 2025 in the H.10 statistical release of the Federal Reserve Board.

Boqii Holding Limited

Reconciliation of GAAP and Non-GAAP Results

(All amounts in thousands, except for percentages)

	Six Months Ended September 30,
	2024	2025
	RMB	RMB

Net loss	(29,577)	(7,352)
Fair value change of derivative liabilities	-	(5)
Share-based compensation expenses	52	5
Non-GAAP net loss	(29,525)	(7,352)
Non-GAAP net loss margin	(11.8)%	(3.5)%

	Six Months Ended September 30,
	2024	2025
	RMB	RMB

Net loss	(29,577)	(7,352)
Income tax expenses	(445)	1,201
Interest expenses	3,163	142
Interest income	(730)	(170)
Depreciation and amortization	2,617	587
EBITDA	(24,972)	(5,592)
EBITDA margin	(10.0)%	(2.7)%

Note: All translations from RMB to USD were made at the rate of RMB7.1190 US$1.00, the noon buying rate in effect on September 30, 2025 in the H.10 statistical release of the Federal Reserve Board.